UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2026
Commission File Number: 1-8481

BCE Inc.
(Translation of registrant’s name into English)

1, carrefour Alexander-Graham-Bell,
Verdun, Québec, Canada H3E 3B3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒

Only the Notice of 2026 Annual General Shareholder Meeting and Management Proxy Circular furnished with this Form 6-K as Exhibit 99.1 is incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration Statement No. 333-12130), Form F-3D (Registration Statement No. 333-283289) and Form S-8 (Registration Statement Nos. 333-12780, 333-12802 and 333-293345) and the joint registration statements filed by BCE Inc. and Bell Canada with the Securities and Exchange Commission on Form F-10 (Registration Statement Nos. 333-279247 and 333-279247-01 and Registration Statement Nos. 333-284730 and 333-284730-01). Except for the foregoing, no other document or portion of document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

Date: March 26, 2026	By:	/s/ Melanie Schweizer
Name: Melanie Schweizer
Title: Senior Vice President, Corporate Services and Corporate Secretary

EXHIBIT INDEX

Exhibit

99.1	Notice of 2026 Annual General Shareholder Meeting and Management Proxy Circular
99.2	Notice of 2026 Annual General Shareholder Meeting and Notice of Availability of Meeting Materials
99.3	Proxy Form (Registered Shareholders)
99.4	Notice of Availability of BCE Inc.’s Fighting Against Forced and Child Labour Report
99.5	BCE Inc. Board of Directors Charter